SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. CNPJ nº02.558.074/0001-73 NIRE 353001587.9-2 TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. CNPJ:02.558.132/0001-69 NIRE: 53300005800 (Publicly-held Company)

RELEVANT FACT - ERRATUM

In the RELEVANT FACT published in Gazeta Mercantil of August 16, 2005, item 1.1, due to a typing mistake, the amount corresponding to the "Total Assets" of the company, which is eight hundred and sixty-nine million, five hundred and fifteen thousand, eight hundred and eighty-one reais (R$ 869,515,881.00), was recorded as being the net assets of Bagon Participações Ltda.. However, the correct amount, which actually corresponds to the company's Net Worth to be merged is, at the base date, six hundred and six million, two hundred and thirty-two thousand, seven hundred and thirty-three reais (R$606,232,733.00), as shown in the Balance Sheet of Bagon Participações Ltda., as prepared on August 15, 2005

São Paulo, August 31, 2005.

TELESP CELULAR PARTICIPAÇÕES S.A.
Paulo César Teixeira Pereira
Investor Relations Officer

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
Paulo César Teixeira Pereira
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 08, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.